                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 Schedule 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                  ------------

           Blue Ridge Real Estate Company and Big Boulder Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

   Common Stock, without par value, $0.30 stated par value per combined share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  096005 4 20 2 (common); 096004 4 10 3 (unit)
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                       Wolf, Block, Schorr and Solis-Cohen
                             Attn: Jason M. Shargel
                         Twelfth Floor Packard Building
                      S.E. Corner 15th and Chestnut Streets
                             Philadelphia, PA 19102
                                 (215) 977-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 23, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                 Page 2 of 37 Pages
           -------------


--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Rea Brothers Group PLC
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)      / /

                                                                  (b)      /x/

--------------------------------------------------------------------------------
3                 SEC USE ONLY


--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*

             00
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           / /

--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION

            England
--------------------------------------------------------------------------------
NUMBER OF          7        SOLE VOTING POWER
SHARES
BENEFICIALLY                             -0-
OWNED BY          --------------------------------------------------------------
EACH               8        SHARED VOTING POWER
REPORTING
PERSON                                   -0-
WITH              --------------------------------------------------------------
                   9        SOLE DISPOSITIVE POWER

                                         -0-
                  --------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                                           114,500
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           114,500
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*                                 / /

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      5.7%
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*

                                      CO/HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                 Page 3 of 37 Pages
           -------------




--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Finsbury Asset Management Limited
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)      / /

                                                               (b)      /x/
--------------------------------------------------------------------------------
3                 SEC USE ONLY

--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*

             00
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       / /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION

             England
--------------------------------------------------------------------------------
NUMBER OF          7        SOLE VOTING POWER
SHARES
BENEFICIALLY                    -0-
OWNED BY          --------------------------------------------------------------
EACH               8        SHARED VOTING POWER
REPORTING
PERSON                          -0-
WITH              --------------------------------------------------------------
                   9        SOLE DISPOSITIVE POWER

                                -0-
                  --------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                -0-
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*                                / /

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                0%
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*

                              CO/IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                 Page 4 of 37 Pages
           -------------

--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Finsbury Trust PLC
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)      /   /

                                                               (b)      / x /

--------------------------------------------------------------------------------
3                 SEC USE ONLY


--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                      /  /

--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
NUMBER OF
SHARES                             61,000
BENEFICIALLY      -------------------------------------------------------
OWNED BY          8       SHARED VOTING POWER
EACH
REPORTING                          -0-
PERSON            -------------------------------------------------------
WITH              9        SOLE DISPOSITIVE POWER

                                   61,000
                  -------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   61,000
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*                          /  /

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   3.0%
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*

                                      CO/IC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                 Page 5 of 37 Pages
           -------------

--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ocean Wilsons (Investments) Limited
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)      /   /

                                                                  (b)      / x /
--------------------------------------------------------------------------------
3                 SEC USE ONLY


--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*

                   WC
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        /  /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda
--------------------------------------------------------------------------------
                   7       SOLE VOTING POWER
NUMBER OF
SHARES                             30,000
BENEFICIALLY      --------------------------------------------------------------
OWNED BY           8       SHARED VOTING POWER
EACH
REPORTING                           -0-
PERSON            --------------------------------------------------------------
WITH               9        SOLE DISPOSITIVE POWER

                                   30,000
                  --------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   30,000
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*                              /  /

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    1.5%
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*

                                      CO/IC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                 Page 6 of 37 Pages
           -------------


--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Finsbury Growth Trust PLC
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)      /  /

                                                                 (b)      /x /
--------------------------------------------------------------------------------
3                 SEC USE ONLY

--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*

                  WC
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         /  /

--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  Scotland
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
NUMBER OF
SHARES                             27,000
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8       SHARED VOTING POWER
EACH
REPORTING                            -0-
PERSON            --------------------------------------------------------------
WITH              9        SOLE DISPOSITIVE POWER

                                   27,000
                  --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER


                                     -0-
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   27,000
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*                              /   /

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   1.3%
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*

                                      CO/IC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                 Page 7 of 37 Pages
           -------------



--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Finsbury Smaller Companies Trust PLC
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)      /   /

                                                               (b)      / x /
--------------------------------------------------------------------------------
3                 SEC USE ONLY


--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*

                  WC
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        /  /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  England and Wales
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
NUMBER OF
SHARES                             16,000
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8       SHARED VOTING POWER
EACH
REPORTING                            -0-
PERSON            --------------------------------------------------------------
WITH              9        SOLE DISPOSITIVE POWER

                                   16,000
                  --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     16,000
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*                             /   /

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.8%
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*

                                      CO/IC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                 Page 8 of 37 Pages
           -------------


--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Reamann Trust Company Limited
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)      /   /

                                                                (b)      / x /

--------------------------------------------------------------------------------
3                 SEC USE ONLY


--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*

                  00
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       /  /

--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  Isle of Man
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
NUMBER OF
SHARES                            88,000
BENEFICIALLY      -----------------------------------------------------------
OWNED BY          8       SHARED VOTING POWER
EACH
REPORTING                          -0-
PERSON            -----------------------------------------------------------
WITH              9        SOLE DISPOSITIVE POWER

                                  88,000(1)
                  -----------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     88,000
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*                             /   /

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.4%
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*
                                      CO/IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
--------
   (1) Due to Rea Brothers Group PLC's ownership of the entire share capital of Reaman Trust Company Limited, the dispositive power over such shares may be deemed to be shared with Rea Brothers Group PLC.

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                 Page 9 of 37 Pages
           -------------



--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Rea Brothers (Investment Management) Limited
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)     /   /

                                                                 (b)     / x /

--------------------------------------------------------------------------------
3                 SEC USE ONLY


--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*

             00
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         /  /

--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  England and Wales
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
NUMBER OF
SHARES                               -0-
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8       SHARED VOTING POWER
EACH
REPORTING                            -0-
PERSON            --------------------------------------------------------------
WITH              9        SOLE DISPOSITIVE POWER

                                     -0-
                  --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     -0-
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*                             /   /

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     -0-
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*

                                      CO/IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 10 of 37 Pages
           -------------

--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Rea Brothers (Guernsey) Limited
--------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)      /   /

                                                                (b)      / x /

--------------------------------------------------------------------------------
3                 SEC USE ONLY


--------------------------------------------------------------------------------
4                 SOURCE OF FUNDS*

                  00
--------------------------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        /  /
--------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bailiwick of Guernsey
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
NUMBER OF
SHARES                              26,500
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8       SHARED VOTING POWER
EACH
REPORTING                            -0-
PERSON            --------------------------------------------------------------
WITH              9        SOLE DISPOSITIVE POWER

                                    26,500(2)
                  --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     26,500
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*                            /   /

--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      1.3%
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON*

                                      CO/IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
--------
   (2) Due to Rea Brothers Group PLC's ownership of the entire share capital of Rea Brothers (Guernsey) Limited, the dispositive power over such shares may be deemed to be shared with Rea Brothers Group PLC.

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 11 of 37 Pages
           -------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                  Statement of
                      Reporting Persons (as defined below)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                       BLUE RIDGE REAL ESTATE COMPANY AND
                             BIG BOULDER CORPORATION

                  This Report relates to the common stock, without par value, stated value $0.30 per combined share (the "Shares"), of Blue Ridge Real Estate Company and Big Boulder Corporation (collectively, the "Companies"). Such Report constitutes Amendment No. 1 to the Schedule 13D (the "Reporting Persons Report"), dated April 10, 1996, filed with respect to the Shares by the group consisting of the following entities (the "Reporting Persons"): Finsbury Asset Management Limited, formerly Finsbury Finance and Holding Company Limited ("Finsbury"), Finsbury Trust PLC, formerly The Scottish and Mercantile Investment Company PLC ("FTP"), Ocean Wilsons (Investments) Limited, successor-in-interest to Ocean Wilsons (Holdings) PLC ("Ocean"), Finsbury Growth Trust PLC, formerly Scottish Cities Investment Trust PLC ("FGT"), Finsbury Smaller Companies Trust PLC, formerly Lancashire & London Investment Trust PLC ("FSCT," and collectively with FTP, Ocean and FGT, the "Investment Companies," and the Investment Companies collectively with Finsbury, the "Finsbury Entities"), Rea Brothers Group PLC ("Rea Brothers"), Reamann Trust Company Limited ("Trust"), Rea Brothers (Investment Management) Limited ("Investment") and Rea Brothers (Guernsey) Limited ("RBG", and collectively with Rea Brothers, Trust and Investment, the "Rea Entities"). This Report is being filed by the Reporting Persons pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Report also constitutes Amendment No. 7 to the Schedule 13D (the "Finsbury Report"), dated January 3, 1986, filed by the Finsbury Entities and Amendment No. 13 to the
Schedule 13D (the "Rea Report"), dated January 20, 1983, filed by RBG and joined on September 29, 1989 by Investment and Trust. Each of the Reporting Persons has agreed that this Report be filed on behalf of all such persons and such agreement is filed as Exhibit A to the Reporting Persons Report.

                  The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the completed text of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 12 of 37 Pages
           -------------



                  The filing of this Report shall not be construed as an admission that the Reporting Persons are a group as contemplated by Rule 13d-5(b)(1) promulgated under the Exchange Act or that any of the Reporting Persons is the beneficial owner of any Shares covered by this Report.

Item 5.           Interest in Securities of the Issuer.

                  This Report is being filed as a result of the following series of transactions (each, a "Transaction" and, collectively, the "Transactions"). On April 29, 1996, RBG sold 2,000 Shares. On May 13, 1996, 113,452 Shares held by RBG became non-discretionary, such that Rea Brothers has no voting or dispositive rights over such Shares. On June 5, 1996, Trust sold 2,000 Shares. On October 21, 1996, RBG sold 1,500 Shares. On November 18, 1996, Investment sold 3,934 Shares. On April 23, 1996 FGT and FSCT's respective management agreements with Finsbury were amended to provide that Finsbury has no voting or dispositive rights over any Shares held by FGT or FSCT. On June 28, 1996, the respective management agreements with Finsbury of FTP and Ocean were similarly amended. Accordingly, Item 7 of each of the Investment Companies' cover pages reflect the fact that the sole voting power and sole dispositive power with respect to the Shares held by each Investment Company is held by such Investment Company, rather than by Finsbury.

                  Each of Trust, Investment and RBG has sole dispositive power over the Shares held on behalf of such Reporting Persons' discretionary account customers. Rea Brothers has no direct dispositive or voting power over the Shares and is a Reporting Person solely because it may be deemed to be a beneficial owner of the Shares as a result of its ownership of Trust, Investment and RBG.

                  As of the close of business on November 18, 1996, the Reporting Persons held, respectively, the following numbers of Shares, comprising the corresponding approximate percentages of Shares outstanding:

                                                           % of Shares
 Reporting Person             Number of Shares           Outstanding (B)
 ----------------             ----------------           ---------------
        FTP                       61,000                       3.0

       Ocean                      30,000                       1.5

        FGT                       27,000                       1.3

       FSCT                       16,000                       0.8

     Finsbury                        -0-                       0.0

       Trust                      88,000                       4.4

    Investment                       -0-                       0.0

        RBG                       26,500                       1.3

   Rea Brothers                  114,500(A)                    5.7

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 13 of 37 Pages
           -------------

------------------

                  (A) Represents the aggregate amount of Shares held by the Reporting Persons. Such Shares may be deemed to be beneficially owned by Rea Brothers as a result of Rea Brothers' direct or indirect ownership of all the capital shares of Finsbury, Trust, Investment and RBG. Rea Brothers does not hold any Shares for its own account.

                  (B) Based on 2,004,014 Shares outstanding as of August 31, 1996, as reported by the Companies in their Quarterly Report on Form 10-Q for the quarterly period ended August 31, 1996.

                  The table above reflects the following transactions each of which were effected in over-the-counter transactions in the United States subsequent to the last amendments filed to each of the Finsbury Report and Rea
Report:

                           1) On April 29, 1996, 2,000 Shares were sold by RBG for a price of $6.00 per share;

                           2) On June 5, 1996, 2,000 Shares were sold by Trust for a price of $6.50 per share;

                           3) On October 21, 1996, 1,500 Shares were sold by RBG for a price of $6.50 per share; and

                           4) On November 18, 1996, 3,934 Shares were sold by Investment for a price of $6.50 per share.


                  To the best knowledge of the Reporting Persons, none of the individuals listed in Appendix A beneficially owns any Shares. To the best knowledge of the Reporting Persons, none of the Reporting Persons or the individuals listed in Appendix A effected any transactions in the Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Finsbury has a separate management agreement with each of the Investment Companies. As described in Item 5, each of such agreements has been amended so that Finsbury no longer has any powers of disposition or voting over the Shares held by the Investment Companies.

                  RBG's agreements with its clients have been amended such that RBG no longer has any powers of disposition or voting over an aggregate amount of 113,452 Shares held by such clients.

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 14 of 37 Pages
           -------------


Item 7.           Material to be Filed as Exhibits.

                  Exhibit A:  Resolution of FTP

                  Exhibit B:  Resolution of FGT

                  Exhibit C:  Resolution of FSCT

                  Exhibit D:  Resolution of Ocean

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 15 of 37 Pages
           -------------


                                   APPENDIX A

                             REA BROTHERS GROUP PLC

                  The following is a list of the directors and officers of Rea Brothers. Each of the persons listed is a citizen of the United Kingdom and is principally employed as a director of Rea Brothers, unless otherwise stated. The address of the principal office of Rea Brothers and the business address of each person listed below is Alderman's House, Alderman's Walk, London EC2M, England.

                                    Chairman
                               Sir Hugh Cubitt (1)

                                 Deputy Chairman
                                W. H. Salomon (2)

                                Managing Director
                                R.W. Parsons (3)

                                    Directors
                               M.J.E.G. Bower (4)
                                 C.M.Davidge (5)
                              J. A. V. Townsend (6)
                                  A.W. Dyer (7)
                                 G.R. Moreno (8)
                                J.M.P. Welman (9)
                                      Notes

(1)     Retired.

(2)     See attached list of directorships.

(3)     See attached list of directorships.

(4)     See attached list of directorships.

(5)     Managing Director, Christies PLC, 8 King Street, London SW1, England.

(6)     See attached list of directorships.

(7)     Retired.

(8)     U.S. Citizen; retired.

(9)     See attached list of directorships.

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 16 of 37 Pages
           -------------


                             FINSBURY GROUP LIMITED

        The following is a list of the directors and executive officers of FGL. Each of the persons listed is a citizen of the United Kingdom. The address of the principal office of FGL and of the principal place of business of each person listed is Alderman's House, Alderman's Walk, London EC2M 3XR, England.

                                    Directors

                                W.H. Salomon (1)
                               J.A.V. Townsend (2)
                                  D. Bailey (3)
                                J.M.P. Welman (4)
                                      Notes

(1)     See attached list of directorships.

(2)     See attached list of directorships.

(3)     See attached list of directorships.

(4)     See attached list of directorships.

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 17 of 37 Pages
           -------------



                        FINSBURY ASSET MANAGEMENT LIMITED

         The following is a list of the directors and executive officers of Finsbury. Each of the persons listed is a citizen of the United Kingdom and is principally employed as a director or executive officer of Finsbury, unless otherwise noted. The address of the principal office of Finsbury and of the principal place of business of each person listed is Alderman's House, Alderman's Walk, London EC2M 3XR, England.

                                    Directors

                                W. H. Salomon (1)
                               J.A.V. Townsend (2)
                                  D. Bailey (3)
                                 D.B. Black (4)
                                C. E. Griffin (5)
                                 M. R. King (6)
                                  H. Spivey (7)
                                J.M.P. Welman (8)

Notes

(1) Deputy Chairman of Rea Brothers, Director of Rea Brothers, Adam & Harvey Group PLC, Manganese Bronze Holdings PLC and Immuno International AG. See attached list of directorships.

(2) Chairman of Rea Brothers Limited, Director of Rea Brothers (Isle of Man) Limited, Immuno International AG and Blue Ridge Real Estate. See attached list of directorships.

(3)     Former Partner of Phillips & Drew.  See attached list of directorships.

(4)

(5)     See attached list of directorships.

(6)     See attached list of directorships.

(7)     See attached list of directorships.

(8)     See attached list of directorships.

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 18 of 37 Pages
           -------------



                               FINSBURY TRUST PLC

         The following is a list of the directors and executive officers of FTP. Each of the persons listed is a citizen of the United Kingdom. The principal employment of each of the persons listed is stated below. The address of the principal office of FTP and of the principal place of business of each person listed is Alderman's House, Alderman's Walk, London EC2M, England, unless otherwise stated.

                                    Directors

                            J. Borwick (Chairman) (1)
                             J.M. St. J. Harris (2)
                                E.C. Teideman (3)
                                  M. Reeve (4)

Notes

(1) Managing Director, Manganese Bronze Holdings PLC., 1 Love Lane, London EC2V 7HJ, England.

(2) Director, Durrington Corporation Limited, 4-5 Governor Place, London, SWIX 7HJ, England.

(3)     See attached list of directorships.

(4) Director, The Tregeare Company Limited, Tregeare House, Launceston, Cornwall, PLI5 8RE, England. See attached list of directorships.

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 19 of 37 Pages
           -------------


                         OCEAN WILSONS HOLDINGS LIMITED

         The following is a list of the Directors and Executive Officers of OWH. The address of the principal office of OWH is Clarendon House, Church Street West, Hamilton HM DX, Bermuda. The citizenship, principal employment and the principal place of business of each of the persons listed is stated below.

                                    Directors

                                  C. Collis (1)
                                E.C. Teideman (2)
                             J.F. Gouvea Vieira (3)
                                B. Huntingdon (4)
                                 N. Carlini (5)
                                W.H. Salomon (6)

Notes

(1) British. Deputy Chairman of Bank of Bermuda. Senior Partner of Conyers Dill & Pearman, Clarendon House, Church Street West, Hamilton HM DX, Bermuda. Chairman of BF&M Ltd.

(2) British. Director FTP. Alderman's House, Alderman's Walk, London EC2M, England. See attached list of directorships.

(3) Brazilian. Managing Partner of Escritorio de Advocacia Gouvea Vieira, Avenida Rio Branco 85-13th Floor, 20040-004 Rio de Janeiro, Brazil.

(4) Canadian. Associate General Counsel and Vice-President Centre of Reinsurance Co., Mythen Quai 2, 8022 Zurich, Switzerland.

(5) Brazilian. Director of Ocean, Wilson Sons Ltda. Avenida Rio Branco, 25 - 7th Floor, CEP 20093-900, P.O. Box 751, Rio De Janeiro - RJ, Brazil.

(6) British. Director of Finsbury, Rea Brothers, Adam & Harvey Group PLC, Manganese Bronze Holdings PLC and Immuno International AG. See attached list of directorships.

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 20 of 37 Pages
           -------------



                       OCEAN WILSONS (INVESTMENTS) LIMITED

         The following is a list of the Directors and Executive Officers of Ocean. The address of the principal office of Ocean is Clarendon House, Church Street West, Hamilton HM DX, Bermuda. The citizenship, principal employment and the principal place of business of each of the persons listed is stated below.

                                    Directors

                        C. Charles Collis (Chairman) (1)
                             J.F. Gouvea Vieira (2)
                            C.F. Alexander Cooper (3)
                                 N. Carlini (4)
                                W.H. Salomon (5)
                               K.W. Middleton (6)

Notes

(1) British. Deputy Chairman of Bank of Bermuda. Senior Partner of Conyers Dill & Pearman, Clarendon House, Church Street West, Hamilton HM DX, Bermuda.

(2) Brazilian. Managing Partner of Escritorio de Advocacia Gouvea Vieira, Avenida Rio Branco 85-13th Floor, 20040 Rio de Janeiro, Brazil.

(3) Canadian. Associate General Counsel and Vice-President of Centre Reinsurance Companies, Cumberland House, One Victoria Street, P. O. Box HM 1788, Hamilton HM HX, Bermuda.

(4) Brazilian. Director of OWH, Wilson Sons Ltda Avenida Rio Branco, 25 - 7th Floor , CEP 20093-900, P.O. Box 751, Rio de Janiero - RJ, Brazil.

(5) British. Director of Finsbury, Rea Brothers, Adam and Harvey Group PLC, Manganese Bronze Holdings PLC and Immuno International AG. Alderman's House, Alderman's Walk, London EC2M, England. See attached list of directorships.

(6)     British New Zealand. Alderman's House, Alderman's Walk, London EC2M,
        England.

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 21 of 37 Pages
           -------------



                            FINSBURY GROWTH TRUST PLC

         The following is a list of the directors and executive officers of FGT. Each of the persons listed below is a citizen of the United Kingdom except where stated. The principal employment of each of the persons listed is stated below. The address of the principal office of FGT and of the principal place of business of each person listed is Alderman's House, Alderman's Walk, London EC2M, England., unless otherwise stated.

                                    Directors

                             M. Reeve (Chairman) (1)
               Rt. Hon. Sir Patrick Nairne, G.C.B., M.C., P.C. (2)
                               G. W. B. Warman (3)
                                 J. Beckman (4)
                                  S.W. Urry (5)
                                 C. Brundin (6)

Notes

(1) Director, FTP. Director, The Tregeare Company Limited, Tregeare House, Launceston, Cornwall, PL15 8RE, England..

(2) Former Permanent Secretary, Department of Health and Social Security; Retired master of St. Catherine's College, University of Oxford. See attached list of directorships.

(3) Director, Charterhouse Tilney Securities Ltd., 1 Paternoster Row, London, EC2, England.

(4)     Swedish. Beckman Enoch & Glass Ltd., 10 Hill Street, London WIX 7FU,
        England.

(5) Director, Shop & Store Group, Ltd., Burley House, Bradford Road, Burley-in-Wharfedale, 1lkley, West Yorkshire LS29 7DZ.

(6) Director, Oxford University, School of Management Studies, Radcliffe Infirmary, Oxford OX2 6HE.

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 22 of 37 Pages
           -------------



                      FINSBURY SMALLER COMPANIES TRUST PLC

         The following is a list of the directors and executive officers of FSCT. Each of the persons listed below is a citizen of the United Kingdom except where stated. The principal employment of each of the persons listed is stated below. The address of the principal office of FSCT and of the principal place of business of the persons listed is Alderman's House, Alderman's Walk, London EC2M, England., unless otherwise stated.

                                    Directors

                            S.B. Gibbs (Chairman) (1)
               Rt. Hon. Sir Patrick Nairne, G.C.B., M.C., P.C. (2)
                                J.M.G. Heynes (3)
                         J.P. de Blocq van Kuffeler (4)
                                  M. Moore (5)

Notes

(1) Chairman of B Elliot PLC, Elliot House, Victoria Road, London NW10 6NY; director, Equity Consort Investment Trust PLC, Five Arrows House, St. Swithins Lane, London EC4N 8NR; Director, Moray Firth Malting Ltd., Elliot Industrial Estate, Arbroath, Angus DD11 2NJ.

(2) Former Permanent Secretary, Department of Health and Social Security; Retired Master, St. Catherine's College, University of Oxford. See attached list of directorships.

(3) Formerly Underwriting Agent at Lloyd's of London. 40 Lime Street, London EC1, England.

(4) British/Dutch. Chief Executive, Provident Financial PLC, Colonade, Sunbridge Road, Bradford, BDI 2LQ England.

(5)     British. Director, 32 Louer Belgrave Street, London, SW1W 0LN, England.

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 23 of 37 Pages
           -------------



                          REAMANN TRUST COMPANY LIMITED

         The following is a list of the directors and executive officers of Trust. Each of the persons listed is a citizen of the United Kingdom. Each of the persons listed is principally employed as a director of Trust. The address of the principal office of Trust and the business address of each person listed below is P.O. Box 203, 29 Athol Street, Douglas, Isle of Man, British Isles.

                                Managing Director
                              D.C. Litton, A.C.I.B.

                                    Directors
                            I.M.E. Bancroft, A.C.I.B.
                         W.A. Hamilton-Turner, A.C.I.B.
                                   M.J. Lewin

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 24 of 37 Pages
           -------------



                  REA BROTHERS (INVESTMENT MANAGEMENT) LIMITED

         The following is a list of the directors and executive officers of Investment. Each of the persons listed is a citizen of the United Kingdom. Each of the persons listed is principally employed as a director of Investment, unless otherwise stated. The address of the principal office of Investment and the business address of each person listed below is Alderman's House, Alderman's Walk, London EC2M, England, unless otherwise stated.

                                Managing Director
                                  J.M.P. Welman

                                    Directors
                                R.W. Parasons (1)
                                M.J.E.G Bower (2)
                                   M.D. Reeder
                                  A.F. Arscott
                                    P.A. Cook
                                 T.J.J. Roberts
                                    M.R. King
                                   D.B. Black
                                    H. Spivey
                               J.A.V. Townsend (3)
                                   D.A. Palmer
                                  C.E. Griffin

Notes

(1)     Managing Director, Rea Brothers. See attached list of directorships.

(2)     Director, Rea Brothers.

(3) Finsbury, Alderman's House, Alderman's Walk, London EC 2M 3XR, England. Deputy Chairman of Rea Brothers, Chairman of Rea Brothers Limited, Director of Rea Brothers (Isle of Man) Limited, Immuno International AG and Blue Ridge Real Estate. See attached list of directorships.

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 25 of 37 Pages
           -------------



                         REA BROTHERS (GUERNSEY) LIMITED

         The following is a list of the directors and executive officers of RBG. Each of the persons listed is a citizen of the United Kingdom and resident of the Bailiwick of Guernsey, except Mr. Teideman, who is a citizen of the United Kingdom and a resident of England. The address of the principal office of RBG ad the business address of each of its directors is Commerce House, Les Banques, St. Peter Port, Guernsey, unless otherwise stated. Each of the persons listed is principally employed as a director of RBG, unless otherwise stated.

                                    Directors
                            R.A. Heaume, F.C.C.A. (1)
                             R. Le C. Brelsford (2)
                                R.W. Parsons (3)
                                   L.J. Banks
                                   M.K. Pratt
                                W.H. Salomon (4)
                                   S.M. Jones
                                 D.A. Palmer (5)

Notes

(1) Retired; formerly, Administrator of Income Tax, Guernsey; Cherry Tree, Clos du Murier, St. Sampsons, Guernsey.

(2)     Advocate, Carey Langlois & Co., 7 New Street, St. Peter Port, Guernsey.

(3) Managing Director, Rea Brothers, Alderman's House, Alderman's Walk, London EC2M, England. See attached list of directorships.

(4)     See attached list of directorships.

(5)     See attached list of directorships.

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 26 of 37 Pages
           -------------


                             SALOMON 1961 SETTLEMENT

        Salomon 1961 Settlement is a discretionary family trust settled by the late Sir Walter and Lady Salomon in 1961. Salomon has no place of business. The following is a list of the trustees of Salomon, both of which are residents of Bermuda.

                                    Trustees

                         Codan Trust Company Limited (1)
                                 Frank Mutch (2)

Notes

(1)     Clarendon House, P.O. Box HM 666, Church Street, Hamilton, Bermuda.

(2) Attorney, Conyers, Dill and Pearman, Clarendon House, P.O. Box HM 666, Church Street, Hamilton, Bermuda.

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 27 of 37 Pages
           -------------



                            SALOMON 1989 SETTLEMENTS

        The Salomon 1989 Settlements are a series of four trusts settled by Lady Salomon in 1989. The Trusts have no place of business. The following is a list of the Trustees of the Trusts, both of which are residents of Bermuda.

                                    Trustees

                          Codan Trust Company Ltd. (1)
                           Nichols B.B. Dill, Jr. (2)


Notes

(1)     Clarendon House, P.O. Box HM 666, Church Street, Hamilton, Bermuda.

(2) Partner, Conyers, Dill and Pearman, Clarendon House, P.O. Box HM 666, Church Street, Hamilton, Bermuda.

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 28 of 37 Pages
           -------------



                            SALOMON 1990 SETTLEMENTS


        The Salomon 1990 Settlements are a series of sixteen trusts settled by Lady Salomon in 1990. The Trusts have no place of business. The following is a list of the Trustees of the Trusts, both of which are residents of Bermuda.


                                    Trustees

                          Codan Trust Company Ltd. (1)
                           Nichols B.B. Dill, Jr. (2)



Notes

(1)     Clarendon House, P.O. Box HM 666, Church Street, Hamilton, Bermuda.

(2) Partner, Conyers, Dill and Pearman, Clarendon House, P.O. Box HM 666, Church Street, Hamilton, Bermuda.

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 29 of 37 Pages
           -------------



                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            REA BROTHERS GROUP PLC


                                            By:     CAROLINE GRIFFIN
                                                -------------------------------
                                                    Caroline Griffin

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 30 of 37 Pages
           -------------




                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           FINSBURY ASSET MANAGEMENT LIMITED


                                            By:     CAROLINE GRIFFIN
                                                -------------------------------
                                                    Caroline Griffin

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 31 of 37 Pages
           -------------





                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 FINSBURY TRUST PLC


                                            By:     H. SPIVEY
                                                -------------------------------
                                                    H. Spivey

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 32 of 37 Pages
           -------------





                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          OCEAN WILSONS (INVESTMENTS)
                                              LIMITED





                                            By:    K. W. MIDDLETON
                                                -------------------------------
                                                    K. W. Middleton

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 33 of 37 Pages
           -------------




                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            FINSBURY GROWTH TRUST PLC





                                            By:     H. SPIVEY
                                                -------------------------------
                                                    H. Spivey

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 34 of 37 Pages
           -------------





                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            FINSBURY SMALLER COMPANIES
                                                TRUST PLC



                                            By:     H. SPIVEY
                                                -------------------------------
                                                    H. Spivey

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 35 of 37 Pages
           -------------



                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             REAMANN TRUST COMPANY LIMITED


                                             By:     CAROLINE GRIFFIN
                                                -------------------------------
                                                     Caroline Griffin

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 36 of 37 Pages
           -------------





                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 REA BROTHERS (INVESTMENT
                                                     MANAGEMENT) LIMITED


                                            By:     CAROLINE GRIFFIN
                                                -------------------------------
                                                    Caroline Griffin

CUSIP No.  096005 4 20 2
           096004 4 10 3               13D/A                Page 37 of 37 Pages
           -------------




                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               REA BROTHERS (GUERNSEY) LIMITED



                                            By:     R. PARSONS
                                                -------------------------------
                                                    R. Parsons

                                                                       Exhibit A

                               FINSBURY TRUST PLC

               Alderman's House, Alderman's Walk, London EC2M 3XR

                  I, Hillary Spivey, Secretary of FINSBURY TRUST PLC, DO HEREBY CERTIFY that the following is a true copy of Resolutions adopted by the Board of Directors of the Company on 23 April, 1996 and that such Resolutions are still in force and effect as at the date hereof:

"RESOLVED that the following amendment to the Investment Management Agreement dated 14 June, 1989 between the Company and Finsbury Asset Management Limited be and is hereby approved:
                  "Notwithstanding any rights or obligations conferred by the Investment Management Agreement dated 14 June, 1989 between Finsbury Asset Management Limited ("the Manager") and Finsbury Trust Plc ("the Company") the Manager shall have no dispositive, voting or other rights over the Blue Ridge Real Estate and Big Boulder Corporation shares held by the Company nor shall the Manager have any discretionary authority to buy and sell such shares".

       H. SPIVEY
 ---------------------------
 Mrs.  H. Spivey
 SECRETARY




Dated:  This the 23rd day of April, 1996.

                                                                       Exhibit B

                            FINSBURY GROWTH TRUST PLC

               Alderman's House, Alderman's Walk, London EC2M 3XR

                  I, Hillary Spivey, Secretary of FINSBURY GROWTH TRUST PLC, DO HEREBY CERTIFY that the following is a true copy of Resolutions adopted by the Board of Directors of the Company on 23 April, 1996 and that such Resolutions are still in force and effect as at the date hereof:

"RESOLVED that the following amendment to the Investment Management Agreement dated 7 July, 1989 between the Company and Finsbury Asset Management Limited be and is hereby approved:
                  "Notwithstanding any rights or obligations conferred by the Investment Management Agreement dated 7 July, 1989 between Finsbury Asset Management Limited ("the Manager") and Finsbury Growth Trust Plc ("the Company") the Manager shall have no dispositive, voting or other rights over the Blue Ridge Real Estate and Big Boulder Corporation shares held by the Company nor shall the Manager have any discretionary authority to buy and sell such shares".



     H. SPIVEY
---------------------------
Mrs. H. Spivey
SECRETARY



Dated:  This the 23rd day of April, 1996.

                                                                       Exhibit C

                      FINSBURY SMALLER COMPANIES TRUST PLC

               Alderman's House, Alderman's Walk, London EC2M 3XR

                  I, Hillary Spivey, Secretary of FINSBURY SMALLER COMPANIES TRUST PLC, DO HEREBY CERTIFY that the following is a true copy of Resolutions adopted by the Board of Directors of the Company on 23 April, 1996 and that such Resolutions are still in force and effect as at the date hereof:

"RESOLVED that the following amendment to the Investment Management Agreement dated 7 July, 1989 between the Company and Finsbury Asset Management Limited be and is hereby approved:
                  "Notwithstanding any rights or obligations conferred by the Investment Management Agreement dated 7 July, 1989 between Finsbury Asset Management Limited ("the Manager") and Finsbury Smaller Companies Trust Plc ("the Company") the Manager shall have no dispositive, voting or other rights over the Blue Ridge Real Estate and Big Boulder Corporation shares held by the Company nor shall the Manager have any discretionary authority to buy and sell such shares".


     H. SPIVEY
---------------------------
Mrs. H. Spivey
SECRETARY


Dated:  This the 23rd day of April, 1996.

                                                                       Exhibit D

                       OCEAN WILSONS (INVESTMENTS) LIMITED


                                 Clarendon House
                               Church Street West
                      Hamilton HM DX               Bermuda

                  I, Sarah J. Cooke, Secretary of OCEAN WILSONS (INVESTMENTS) LIMITED, DO HEREBY CERTIFY that the following is a true copy of Resolutions adopted by the Board of Directors of the Company on the 28th day of June, 1996 and that such Resolutions are still in full force and effect as at the date hereof:



"RESOLVED that the following amendment to the Investment Management Agreement dated 3rd April 1992 between the Company and Finsbury Asset Management Limited be and is hereby approved:

                  "Notwithstanding any rights or obligations conferred by the Investment Management Agreement dated 3rd April 1992 between Finsbury Asset Management Limited ("the Manager") and Ocean Wilsons (Investments) Limited ("the Company") the Manager shall have no dispositive, voting or other rights over the Blue Ridge Real Estate and Big Boulder Corporation shares held by the Company nor shall the Manager have any discretionary authority to buy and sell such shares."

FURTHER RESOLVED THAT THE EXECUTION by Mr. E. C. Teideman, a Director of the Company, of a letter confirming the amendment to the said Agreement be and is hereby approved and ratified."




                                               SARAH J. COOKE
                                          -------------------------------
                                          Sarah J.  Cooke
                                          SECRETARY



Dated:  This the 28th day of June, 1996